Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For 17 June 2005

MAYNE GROUP LIMITED

(Translation of Registrant’s Name into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X    .

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Media Releases /ASX Announcements

Exhibit 1 – Update regarding proposed demerger

EXHIBIT 1

ASX and Media Release

17 June 2005

UPDATE REGARDING PROPOSED DEMERGER

Mayne Group Limited (Mayne) advised today that based on further work conducted as part of the demerger review process announced on 4 May 2005, the Board has determined to proceed with a demerger involving separate Australian listings of its global injectable pharmaceutical business (Mayne Pharma) and its domestic healthcare businesses (Mayne Diagnostic Services, Mayne Pharmacy and Mayne Consumer Products).

Mayne’s Chairman, Mr Peter Willcox said, “The work completed so far makes us confident that a demerger provides the best opportunity to deliver increased value for shareholders.”

“We believe listing the two demerged companies in Australia will meet their strategic and capital requirements without unduly disturbing their operations,” he said.

“The separation of Mayne’s global injectable pharmaceutical business from the domestic healthcare businesses will enable each of the businesses to focus on their core activities and more effectively implement their distinctive strategies.

“Importantly, investors will have the ability to invest directly in either or both companies based on the investment characteristics that best meet their objectives.”

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James said, “Mayne Pharma is growth oriented and, consistent with its global peers, will reinvest a significant portion of its cash flows to continue its growth trajectory in future years.

“Mayne’s domestic businesses have, on the other hand, historically generated strong operating cash flows to support dividend payments.”

As another important step in the demerger process, Mayne announced today that following completion of the demerger, Mr Peter Willcox will become Chairman of Mayne Pharma and Mr Paul McClintock will become the Chairman of Mayne’s domestic healthcare businesses. Recognising the importance of a smooth transition process for this key role, Mr McClintock has been appointed Deputy Chairman of Mayne. Mayne will benefit from Mr McClintock’s extensive healthcare and government relations experience in Australia.

In conclusion Mr Willcox said, “Our Board is convinced that a demerger is the best strategy for delivering value for shareholders, and given this view, we are re-iterating that it is not our intention to sell any of Mayne’s businesses. Our focus is on ensuring the demerger process is rigorous and efficient.

“Subject to completion of the necessary steps to effect a demerger, we currently expect completion this calendar year.”

Morgan Stanley and Clayton Utz have been appointed to advise Mayne in relation to the demerger. KPMG have been appointed to provide tax advice.

EXHIBIT 1

About Mayne Group Limited

Mayne Group Limited is a leading Australian-based healthcare company with revenues in excess of $A 4 billion in its 2004 financial year.

Mayne Group is comprised of several leading Australian healthcare businesses that are well positioned to grow in future years. Mayne Diagnostic Services operates the second largest pathology and diagnostic imaging networks in Australia. Mayne Pharmacy distributes pharmaceutical and over the counter products to retail pharmacies across Australia and provides a range of professional services that assist pharmacists in better managing their businesses. Its leading pharmacy retail banners include Terry White Chemists®, Chemmart® and The Medicine Shoppe®. Mayne Consumer Products is Australia’s leading provider of vitamin and mineral supplements across the grocery and pharmacy retail channels with the following brands: Nature’s Own™, Cenovis®, Natural Nutrition™, BioOrganics™, and Golden Glow®.

Mayne Pharma has grown to be a market leader for generic, injectable oncology drugs in Western Europe, Canada and Australia and has established businesses in the United States, the Middle East and Africa, and Asia. Mayne Pharma’s products are marketed in more than 50 countries across five continents. This broad geographic sales, marketing and regulatory platform in generic, injectable medicines is a valuable asset and Mayne Pharma’s emphasis on the cytotoxic oncology (anti-cancer) market segment benefits from higher barriers to entry and lower competition than in generic, oral pharmaceuticals.

Media and investor enquiries

Larry Hamson

General Manager Corporate Relations

Ph: +61 3 9868 0380

Mb: +61 407 335 907

Note

This announcement does not constitute an offer or sale of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States unless pursuant to a transaction that is registered under the US Securities Act of 1933 or pursuant to an applicable exemption from the registration requirements thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Timothy Paine
Name:	Timothy Paine
Title:	Company Secretary

Date: 17 June 2005